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                              November 1, 2021

       Kaihong Lin
       Chief Financial Officer
       Fortune Valley Treasures, Inc.
       13th Floor, Building B1, Wisdom Plaza
       Qiaoxiang Road, Nanshan District
       Shenzhen, Guangdong, China 518000

                                                        Re: Fortune Valley
Treasures, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 26,
2021
                                                            File No. 0-55555

       Dear Mr. Lin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 1. Business, page 4

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or
having the majority of the company   s operations in China.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of your common stock or could significantly limit
                                                        or completely hinder
your ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly concerns, has or may
impact the company   s ability to conduct its business, accept foreign
                                                        investments, or list on
an U.S. or other foreign exchange. This summary should address, but not necessarily be
limited to, the risks highlighted on the forward-looking information.
 Kaihong Lin
FirstName LastNameKaihong
Fortune Valley Treasures, Inc. Lin
Comapany 1,
November  NameFortune
             2021        Valley Treasures, Inc.
November
Page 2    1, 2021 Page 2
FirstName LastName
2.       Clearly disclose how you will refer to the holding company and subsidiaries
         when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
3. In your summary of risk factors, disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses
         to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks elsewhere.
         For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors.
Item 1A. Risk Factors
Risks Related to Doing Business in the PRC, page 18

6.       Given the Chinese government   s significant oversight and discretion
over the conduct
         of your business, please revise to separately highlight the risk that the
         Chinese government may intervene or influence your operations at any time, which could
 Kaihong Lin
Fortune Valley Treasures, Inc.
November 1, 2021
Page 3
         result in a material change in your operations and/or the value of your shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 if you have any questions.



FirstName LastNameKaihong Lin                                  Sincerely,
Comapany NameFortune Valley Treasures, Inc.
                                                               Division of
Corporation Finance
November 1, 2021 Page 3                                        Office of Trade
& Services
FirstName LastName